PORTILLO’S INC.

2001 Spring Road, Suite 400

Oak Brook, IL 60523

October 20, 2021

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Stacey Peikin

Re:	Portillo’s Inc.

Registration Statement on Form S-1

(File No. 333-259810)

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-259810) (as amended, the “Registration Statement”), of Portillo’s Inc. (the “Company”), relating to the registration of the Company’s Class A common stock, par value $0.01 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:00 p.m. (Eastern time) on October 20, 2021 or as soon as practicable thereafter.

Please call Merritt S. Johnson at (212) 310-8280, of Weil, Gotshal & Manges LLP, to confirm the effectiveness of the Registration Statement.

Very truly yours,

Portillo’s Inc.

By:	/s/ Michelle Hook
Name: Michelle Hook
Title: Chief Financial Officer